Exhibit 1

For Immediate Release

Pointer Telocation to Present at Two Upcoming Investor Conferences

Presenting at the Rodman & Renshaw Conference on September 9, 2015 in New York

and the Liolios Gateway Conference on September 10, 2015 in San Francisco

Rosh HaAyin, Israel, August 27, 2015 – Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR),

a leading developer, manufacturer and operator of Mobile Resource Management (MRM), today announced its CEO, Mr. David Mahlab, will be presenting at two upcoming investor conferences.

On September 9th, 2015, Mr. Mahlab will be presenting at the 17th Annual Rodman & Renshaw Global Investor Conference at the St. Regis Hotel in New York City at 11:40am Eastern Time. The presentation will be held in the Fontainebleau Foyer on the 2nd floor.

On September 10th, 2015, Mr. Mahlab will be presenting at the 4th Annual Liolios Gateway Conference at the Four Seasons Hotel in San Francisco. The presentation is scheduled for 12:00 p.m. Pacific time in the Veranda A room.

At both conferences, Mr. Mahlab will host one-on-one meetings with investors and analysts. Those interested in meeting with Mr. David Mahlab are invited to contact the investor relations at Pointer, or the various conference organizers.

About Pointer Telocation

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Fleet Management and Stolen Vehicle Recovery. Pointer has a growing list of customers and products installed in 50 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more.

Pointer Telocation's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel. For more information visit www.pointer.com

Contact:

Zvi Fried, V.P. and Chief Financial	Officer Kenny Green/Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 201 9246
E-mail: zvif@pointer.com	E-mail: pointer@gkir.com